Exhibit 99.1

Equinor ASA has filed Annual Report on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Equinor ASA announces that on 19 March 2026 it filed with the Securities and Exchange Commission its 2025 Annual Report on Form 20-F that includes audited financial statements for the year ended December 31, 2025.

The Equinor 2025 Annual Report on Form 20-F may be downloaded from Equinor's website at www.equinor.com. References to the Equinor 2025 Annual Report or other documents on Equinor's website are included as an aid to their location and are not incorporated by reference into this release. All SEC filings made available electronically by Equinor may be obtained from the SEC's website at https://www.sec.gov/.

Shareholders may also request a hard copy of the annual report (including the audited financial statements contained therein) free of charge at https://www.equinor.com/.

Further information:

Investor relations
Bård Glad Pedersen, Senior Vice President Investor Relations,
+47 918 01 791 (mobile)

Press
Sissel Rinde, Vice President Media Relations,
+47 480 80 212 (mobile)